Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Unaudited (in thousands)

	For the six months ended June 30,
	2015	2014
Earnings:
Pre-tax income from continuing operations	989,816	862,699
Add:
Distributions from unconsolidated entities	120,918	104,432
Amortization of capitalized interest	2,143	1,998
Fixed Charges	485,212	522,091
Less:
Income from unconsolidated entities	(151,407)	(112,842)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(195)	(114)
Interest capitalization	(15,331)	(6,603)
Earnings	$1,431,156	$1,371,661
Fixed Charges:
Portion of rents representative of the interest factor	6,734	6,324
Interest on indebtedness (including amortization of debt expense)	463,147	509,164
Interest capitalized	15,331	6,603
Fixed Charges	$485,212	$522,091
Ratio of Earnings to Fixed Charges	2.95x	2.63x

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratios have been revised for all periods presented to reflect the spin-off of WP Glimcher Inc. (formerly known as Washington Prime Group Inc.).